May 12, 2005


via facsimile and U.S. mail

Mr. Paul M. Bouthilet
Vice President and Chief Financial Officer
Badger Paper Mills, Inc.
200 West Front Street
P.O. Box 149
Peshtigo, Wisconsin 54157-0149

	Re:	Badger Paper Mills, Inc.
		10-K for the year ended December 31, 2004
		File No. 000-00795


Dear Mr. Bouthilet:

      We have reviewed the above filings and have the following accounting comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2004

Selected Financial Data, page 5

1. We note you have excluded the restructuring provision from your measure of operating income in the tabular information presented under this heading, contrary to the guidance in SAB Topic 5:P.3, and inconsistent with your presentation in the Consolidated Statement of
Operations on page 24. Please revise the disclosure of selected financial data to be consistent with the Consolidated Statement of Operations.

Management`s Discussion and Analysis, page 13

	Results of Operations

2. Where two or more business reasons contributed to a material change in a financial statement line item, please consider the applicability of guidance in FRC Section 501.04; quantify the extent to which each item contributed to the overall change, where appropriate. For example, although you identify two factors contributing to higher costs of sales on page 15 you quantify the effects attributable to just one factor, with no mention of the offsetting factors leading to an overall decrease in cost of sales.

3. Please expand your disclosure to describe the extent to which your reported financial information is indicative of future operations, given the 2004 restructuring activities and workforce reduction. Please refer to SAB Topic 5:P.3, FRC Section 501.02, and Instruction
3 to Paragraph 303(a) of Item 303 of Regulation S-K for further guidance.

	Application of Critical Accounting Policies and Estimates,
page
20

4. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting measurements. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the
principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how
accurate
the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on
outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Note A - Summary of Accounting Policies, page 27

	8. - Inventories, page 28

5. Please expand your disclosure to describe the various costs elements that comprise inventories to comply with Regulation S-X, Rule 5-02.6(b).





	10 - Environmental Expenditures, page 29

6. We are unable to locate disclosure addressing your accounting for asset retirement obligations and the related information required under FAS 143. Tell us the effects of adopting this standard so that it is clear why you regard disclosure unnecessary. Please explain how you have interpreted and applied this guidance to the various closure and remedial activities you are required to undertake.

13. - Revenue Recognition, page 30

7. We note your disclosure on page 6, indicating that in addition to your sales of paper products, you also obtain revenues from "certain converting operations." Tell us why you have not provided the separate revenue and cost information for products and services in your Statements of Operations, as would ordinarily be required to comply with Regulation S-X, Rule 5-03.1. If you believe the amounts are not material, please submit a qualitative and quantitative analysis supporting your view.

Related Party Transactions

8. We note your disclosure on page 13 of the Proxy Statement that you filed on April 19, 2005, referring to various related party transactions. Tell us why you believe disclosure in the notes to your financial statements and separate presentation on the face of the balance sheet, income statement, or statement of cash flows would not be required to comply with paragraph 2 of SFAS 57, and Rule 4-08(k) of Regulation S-X.

Note D - Inventories, page 32

9. The guidance in Rule 5-02.6(a) of Regulation S-X provides that if the method of calculating LIFO inventory does not allow for the practical determination of amounts assigned to major classes of inventory, the amounts of those classes may be stated under cost flow assumptions other than LIFO, with the excess of such total amount over the aggregate LIFO amount shown as a deduction to arrive at the amount of LIFO inventory. The excess of replacement or current cost over the stated LIFO value should also be disclosed if material. Please revise your presentation accordingly.

Note E - Property, Plant and Equipment, page 32

10. Please disclose the amounts you have recorded for assets held under capital leases and the related accumulated amortization to comply with paragraph 13 of SFAS 13.




Note M - Commitments and Contingencies, page 41

Environmental Matters, page 42

11. We note your disclosure concerning your agreement with the WDNR, addressing the remedial actions required at a solid waste landfill, stating that "...future remedial actions were estimated to approximate $300,000." Please disclose the extent to which your estimate has been accrued in your consolidated financial statements.
Identify the amounts and the periods impacted.

12. We understand that you are required to demonstrate financial responsibility for future mandatory closure related activities on an annual basis under Section 289.41 of the Wisconsin Statutes, and that due to your financial condition you are no longer able to use the Net
Worth Method previously used. Please disclose whether you believe it is reasonably possible that you will not be able to demonstrate financial responsibility using one of the alternative methods, and any material implications of not being able to satisfy this requirement, and the effects of being compelled to use an alternate method.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      Direct questions regarding accounting issues and related disclosures to Ryan Milne, at (202) 942-2872 or, in his absence, to
Karl Hiller, at (202) 942-1981. After May 20, 2004, they may be reached at (202) 551-3688 and (202) 551-3686, respectively. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.



							Sincerely,



							H. Roger Schwall
							Assistant Director
Mr. Paul M. Bouthilet
Badger Paper Mills, Inc.
May 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE